Filed by Chesapeake Utilities Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Chesapeake Utilities Corporation

Commission File No.: 001-11590

February 27, 2015

Dear Shareholder:

Attached you will find the proxy and proxy card related to Gatherco, Inc. merging with Chesapeake Utilities Corporation. Our Board of Directors has approved the transaction and we are now bringing the merger to our shareholders for consideration.

We have received questions from employees and other third parties regarding Chesapeake Utilities Corporation’s relationship with Chesapeake Energy. We wanted to respond to these questions and also set the record straight as you consider the possible merger.

There is no relationship between Chesapeake Utilities Corporation and Chesapeake Energy. These are two separate and distinct public companies with separate Boards of Directors and management teams. Chesapeake Utilities Corporation is a diversified energy company, headquartered in Dover, Delaware, that is engaged in natural gas distribution, transmission and marketing; electric distribution; propane distribution and wholesale marketing; and other related businesses. Chesapeake Utilities currently serves over 225,000 customers and communities through its regulated and unregulated energy businesses in Delaware, Maryland, Virginia, Florida and Pennsylvania, and employs approximately 800 people.

On behalf of the Board of Directors, thank you for being a shareholder in Gatherco. We look forward to receiving your vote on this very important transaction.

Sincerely,

/s/ Tony Kovacevich

Tony Kovacevich

President and Director